EXHIBIT 23

Consent of Independent Registered Public Accounting Firm

The Administrative Committee of the

401(k) Plan and the Employee Stock Ownership Plan of CVS Corporation and Affiliated Companies:

We consent to the incorporation by reference in the Registration Statement (Number 333-63664) on Form S-8 of the 401(k) Profit Sharing Plan of CVS Corporation of our report dated June 15, 2006, with respect to the statements of net assets available for plan benefits of The 401(k) Plan and the Employee Stock Ownership Plan of CVS Corporation and Affiliated Companies as of December 31, 2005 and 2004, the related statements of changes in net assets available for plan benefits for the years then ended, and the related schedule of assets held at end of year, which report appears in the December 31, 2005, Annual Report on Form 11-K of The 401(k) Plan and the Employee Stock Ownership Plan of CVS Corporation and Affiliated Companies.

/s/ KPMG LLP

KPMG LLP

Providence, Rhode Island

June 28, 2006